UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     WASHINGTON,  D.C.  20549

     SCHEDULE  13-D
     Under  the  Securities  Exchange  Act  of  1934





     INTERNATIONAL  NURSING  SERVICES,  INC.
     (Name  of  Issuer)

     COMMON  STOCK
     (Title  of  Class  of  Securities)

     460  093  40  4
     (Cusip  Number)





     Barbara Asbell, One Boardwalk - Suite 200, Thousand Oaks, CA 91360 (805) 230-1133
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)




     January  7,  1998
     (Date  or  Event  Which  Requires  Filing  of  this  Statement)


If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     SCHEDULE  13-D

1     Name of Reporting Person and S.S. or I.R.S. Identification No. of
      Above  Person

      Barbara  Asbell
      ###-##-####


2     Check the Appropriate Box if a Member of a Group*     (A)       (B)



3     SEC  Use  Only


4     Source  of  Funds  (See  Instructions)                PF


5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6     Citizenship  or  Place  of  Organization              USA

7.    Number  of                 Sole  Voting  Power          1,565,817
        Shares

8.    Beneficially               Shared  Voting  Power        0
       Owned  by

9.    Each                       Sole  Dispositive  Power     1,565,817
     Reporting

10.   Person                  Shared  Dispositive  Power          0
       With

11    Aggregate  Amount  Beneficially  Owned  by  Each
        Reporting Person                                    1,965,817


12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13    Percent  of  Class  Represented  by  Amount  in  Row  (11)     9.8%


14    Type  of  Reporting  Person*                               IN

ITEM  1.          SECURITY  AND  ISSUER.

     This  statement  relates  to  the  common  stock  ("Common  Stock")  of
International Nursing Services, Inc., a Colorado corporation ("INS"). Beneficial ownership reported herein includes Common Stock issuable upon the exercise of stock options issued to the reporting person ("INS Stock Options"). The principal executive offices of INS are located at 360 South Garfield Street - Suite 400, Denver, Colorado 80209-3136.

ITEM  2.          IDENTITY  AND  BACKGROUND.

     (a) - (c) The name and business address of the reporting person is Barbara Asbell, c/o Cymedix Lynx Corporation, One Boardwalk - Suite 200, Thousand Oaks, CA 91360. The reporting person's principal occupation is the Vice President--Operations and Administration of Cymedix Lynx Corporation, a wholly owned subsidiary of INS ("Cymedix Lynx"), with a principal business address at One Boardwalk - Suite 200, Thousand Oaks, CA 91360.

     (d)  -  (e)     The reporting person has not, during the past five years,
(i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)    The  reporting  person  is  a  citizen  of  the  United  States.

ITEM  3.          SOURCE  AND  AMOUNT  OF  FUNDS.

     The reporting person used personal funds to acquire the securities for which the shares of Common Stock reported herein were exchanged. See Item 5. The reporting person expects to use personal funds for the exercise price payable upon any exercise of the INS Stock Options reported herein.

ITEM  4.          PURPOSE  OF  TRANSACTION.

     All shares of Common Stock reported herein are held, or when acquired upon exercise of the INS Stock Options, will be held for investment.

ITEM  5.          INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) - (b) The reporting person owns beneficially (i) 1,565,817 shares of Common Stock, as to which the reporting person has sole voting and dispositive power, and (ii) 400,000 shares of Common Stock issuable upon exercise of the INS Stock Options, as to which the reporting person will have sole voting and dispositive power if acquired. The shares of Common Stock beneficially owned by the reporting person represent 9.8% of the Common Stock deemed outstanding after giving effect to the exercise of the INS Stock Options.

     (c) The shares of Common Stock reported herein are comprised of (i) 1,565,817 shares issued to the reporting person in exchange for 254,500 shares of common stock of Cymedix Corporation, a privately held California corporation ("Cymedix"), upon the merger (the "Cymedix Merger") of Cymedix with and into Cymedix Lynx on January 7, 1998 (the "Merger Effective Date") and (ii) 400,000 shares issuable upon the exercise of INS Stock Options issued to the reporting person on January 7, 1998 in connection with the Cymedix Merger. Each share of common stock of Cymedix outstanding immediately before the Cymedix Merger was converted into 6.1525 shares of Common Stock as a result of the Cymedix Merger. The reporting person paid a total of $25,450 for her shares of common stock of Cymedix, of which 116,500 shares were acquired upon formation of Cymedix in December 1995 and the balance were acquired in 1997 upon the exercise of stock options.

     (d)  -  (e)          Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The INS Stock Options issued to the reporting person in connection with the Cymedix Merger vest in one-third cumulative annual installments on the first through third anniversaries of the Merger Effective Date. The exercise price for the shares of Common Stock subject to the INS Stock Options is $13/16 per share.

ITEM  7.          MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     1. Option Agreement between INS and the reporting person covering the INS Stock Options





     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 1998
     /s/  Barbara  Asbell
     --------------------
     Barbara  Asbell